Exhibit 99.3
ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED OCTOBER 31, 2010
March 2, 2011

TABLE OF CONTENTS

Preliminary Information	2
Corporate Structure	3
General Development of the Business	3
Business of the Corporation and Description of Properties	6
Exploration Expenses	6
Mining Exploration Activities and Properties	6
Strange Lake—Preliminary Economic Assessment	6
Effect of Various Known Factors on Mineral Resource Estimate	13
2010 Work	13
Other Properties	19
Misery Lake Rare Earth Project	19
Alterra Strange Lake Option Property Agreement	22
Ramusio Rare Earth Project	23
Nanuk Uranium Project	24
Stewart Lake Project	24
Kenora North and Snook Lake Uranium Projects	24
Plaster Rock Uranium and Copper Project	25
Risk Factors	25
Dividend Policy	30
Capital Structure	30
Market for Securities	31
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	31
Directors and Officers	32
Information on the Audit Committee	34
Legal Proceedings and Regulatory Actions	36
Interests of Management and Others in Material Transactions	36
Transfer Agent and Registrar	36
Material Contracts	36
Interests of Experts	37
Additional Information	37
Schedule A — Charter of the Audit Committee	38
PRELIMINARY INFORMATION
All information contained in this annual information form of Quest Rare Minerals Ltd. (the “Corporation” or “Quest”) is as at March 1, 2011, unless otherwise stated.
Financial Statements
This annual information form should be read in conjunction with the Corporation’s audited financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2010. The audited financial statements and management’s discussion and analysis of the Corporation for the fiscal year ended October 31, 2010 are available under the Corporation’s profile on SEDAR at www.sedar.com.
Currency
All dollar amounts referred to herein are expressed in Canadian dollars, unless otherwise specified.
Cautionary Note Regarding Forward-Looking Statements
Certain of the information contained in this annual information form may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under “General Development of the Business” or “Business of the Corporation and Description of Properties”. In this annual information form, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in this annual information form under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this annual information form to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

CORPORATE STRUCTURE
The Corporation
Quest was incorporated on June 6, 2007 pursuant to the Canada Business Corporations Act under the name “Quest Uranium Corporation — Corporation Uranium Quest ” as a wholly-owned subsidiary of Freewest Resources Canada Inc. (“Freewest”). On August 30, 2007, the Corporation obtained Articles of Amendment, allowing its Board of Directors to appoint additional directors between meetings of shareholders. On April 21, 2010, the Corporation obtained Articles of Amendment, changing its corporate name to “Quest Rare Minerals Ltd. — Minéraux Rares Quest Ltée”.
The Corporation’s head and registered office is at 1155 University Street, Suite 1308, Montreal, Québec H3B 3A7.
GENERAL DEVELOPMENT OF THE BUSINESS
The Corporation was originally constituted by Freewest in order to take over the uranium assets and exploration activities carried on by Freewest, so that Freewest could devote itself solely to exploration for precious and base metals. On November 29, 2007, the Board of Directors of Freewest approved the distribution of approximately 6,256,000 common shares of the Corporation to Freewest’s shareholders as a dividend in kind, representing one common share of the Corporation for every 25 common shares of Freewest. The distribution of an aggregate of 6,256,979 common shares to Freewest’s shareholders ensued on December 11, 2007. Following that distribution, the shareholders of Freewest became shareholders of the Corporation while Freewest retained approximately 3,744,000 common shares of the Corporation.
On February 7, 2008, Peter J. Cashin was appointed President and Chief Executive Officer of the Corporation.
On May 20, 2010, the Corporation appointed Mackenzie I. Watson as Honorary Chairman of the Board of Directors of the Corporation and to the Corporation’s Advisory Board, following Mr. Watson’s resignation as a director of the Corporation and as Chairman of the Board of Directors. Mr. Watson had been a director of the Corporation since its incorporation on June 6, 2007.
On May 25, 2010, the Board of Directors appointed Robert L. Leclerc to the Board of Directors and as Chairman of the Board of Directors, to fill the vacancies created by the resignation of Mackenzie I. Watson.
On November 22, 2010, the Board of Directors appointed Reno Pressacco as Vice-President, Operations of the Corporation, effective December 6, 2010.
On December 15, 2010, the Board of Directors appointed Ernst & Young LLP, Chartered Accountants, as the Corporation’s auditors, following the resignation of Bratt Fremeth Star G.P., Chartered Accountants, as the Corporation’s auditors, at the request of the Board of Directors. Bratt Fremeth Star G.P. had served as the Corporation’s auditors since its incorporation on June 6, 2007.
Subsequent to year end, on January 6, 2011, John Panneton was appointed to the Board of Directors of the Corporation. On March 2, 2011, Mr. Panneton was appointed to the Audit Committee of the Board of Directors, following the resignation of Peter J. Cashin as a member of the Audit Committee.
Three-Year History
Financing Activities
2008
On January 4, 2008, the Corporation completed a fully-subscribed rights offering to its shareholders pursuant to which the Corporation issued an aggregate of 6,255,891 common shares at a price of $0.15 per share, for gross proceeds to the Corporation of approximately $938,400. These rights and common shares were issued pursuant to a prospectus dated November 29, 2007.
On November 7, 2008, the Corporation completed a private placement by issuing 1,400,000 “flow-through” common shares at a price of $0.125 per share, for gross proceeds to the Corporation of $175,000.

On December 19, 2008, the Corporation completed a private placement by issuing 5,000,000 “flow-through” common shares at a price of $0.125 per share, for gross proceeds to the Corporation of $625,000.
2009
On June 26, 2009, the Corporation completed a private placement by issuing 6,818,180 units at a price of $0.22 per unit, for gross proceeds to the Corporation of $1.5 million. Each unit was comprised of one common share and one common share purchase warrant, with each common share purchase warrant entitling the holder thereof to purchase one additional common share at a price of $0.40 until June 26, 2010.
On July 17, 2009, the Corporation completed a private placement by issuing 1,714,279 “flow-through” common shares at a price of $0.35 per share, for gross proceeds to the Corporation of approximately $600,000.
On October 27, 2009, the Corporation completed a private placement by issuing 2,737,456 units at a price of $2.30 per unit, for gross proceeds to the Corporation of $6,296,149. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole common share purchase warrant entitling the holder thereof to purchase one additional common share at a price of $3.25 until April 27, 2011.
2010
On September 10, 2010, the Corporation received a loan from SIDEX, société en commandite (“SIDEX”) in an amount of $1.5 million pursuant to a loan agreement dated September 3, 2010 between the Corporation and SIDEX. The loan was for a term of 18 months and repayable by the Corporation at any time upon 30 days’ notice. SIDEX had the option to convert the loan into common shares of the Corporation at any time at a price of $3.00 per share, representing a total of 500,000 common shares. The loan bore interest at an annual rate of 9%, payable semi-annually, at the Corporation’s option, in cash or common shares of the Corporation. In connection with the loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of the Corporation at a price of $3.25 until February 3, 2012. As security for repayment of the loan, the Corporation granted a hypothec in an amount of $1.5 million in favour of SIDEX over the Corporation’s present and future tax credits or other amounts to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of the Corporation’s mining exploration costs.
On October 21, 2010, the Corporation completed a public offering in each of the provinces of Canada by issuing 9,470,300 units at a price of $4.25 per unit, for gross proceeds to the Corporation of approximately $40.25 million, and 2,300,000 “flow-through” shares at a price of $5.00 per share, for gross proceeds to the Corporation of $11.5 million, representing aggregate gross proceeds to the Corporation of approximately $51.75 million. The 9,470,300 units included 1,235,000 units issued upon the exercise of an over-allotment option by the agents for the offering. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional common share of the Corporation at a price of $5.00 until April 21, 2012, 18 months from the closing date of the offering.
On October 21, 2010, SIDEX exercised its option to convert the loan referred to above into 500,000 common shares of the Corporation, at a price of $3.00 per share, at which time the Corporation paid accrued interest on the loan in cash. In connection with the conversion of the loan into shares, SIDEX discharged the hypothec referred to above that the Corporation had granted in SIDEX’s favour.
Acquisitions and Dispositions
2008
On April 1, 2008, the Corporation entered into a letter agreement with Midland Exploration Inc. (“Midland”) for an option to acquire a 50% interest in Midland’s wholly-owned uranium properties in the LG3 and LG4 areas of the James Bay region of Québec (the “James Bay Properties”). The James Bay Properties cover five claim blocks (130 claims) comprising 66.0 km2 in the Sakami Lake area of northwestern Québec. Under the agreement with Midland, the Corporation had an option to acquire a 50% undivided interest in all of Midland’s properties in the James Bay region subject to: (i) a cash payment of $200,000 over four years, including $40,000 paid by the Corporation to Midland upon the execution of the agreement; (ii) exploration expenditures by the Corporation of $2.4 million over four years, including $300,000 in the first year of the agreement; and (iii) a 2% net smelter royalty (“NSR”) to Midland on all exploitable resources on the claims. After having incurred exploration expenditures of $273,800 in the fiscal year ended October 31, 2008, the Corporation terminated the agreement on March 27, 2009 due to lack of significant exploration results and returned the property holdings to Midland.
On May 31, 2008, the Corporation entered into a letter agreement with Nebu Resources Inc. (“Nebu”) with respect to the Corporation’s Stewart Lake and Nanuk uranium properties. Under the agreement, Nebu was required to spend $3 million on exploration and development on the properties over three years and issue an aggregate of 600,000 of its common shares, in order to earn a 50% vested interest in the claims. Within the first twelve months of signing the agreement, Nebu was committed to spending at least $1 million on the properties. The Corporation was the operator of the exploration program on these properties. As at October 31, 2008, the Corporation had received 200,000 common shares of Nebu. On March 31, 2009, Nebu terminated the letter agreement, citing its inability to raise funding to meet its expenditure obligations for the Stewart Lake and Nanuk uranium properties in 2009, and returned the properties to the Corporation.
On August 19, 2008, the Corporation entered into an option agreement with three individuals pursuant to which the Corporation was granted an option to acquire a 100% undivided ownership interest in 14 claims in the James Bay area (the “Bawolak Property”) upon a cash payment of $80,000, comprised of $40,000 on signing and $40,000 after one year, the issuance of 200,000 common shares of the Corporation, comprised of 100,000 common shares on signing and 100,000 common shares after one year, and the granting of a 2% NSR to the optionors, of which 1.5% could be bought-back by the Corporation for $1.5 million.
On September 16, 2008, Midland acquired a 50% interest in the Bawolak Property by paying $27,250 to the Corporation. During the fiscal year ended October 31, 2009, the Corporation and Midland terminated the option agreement with the optionors.
2009
On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors, namely Messrs. Réal Gauthier and Terrence P. O’Connor, pursuant to which the Corporation acquired a 100% interest in a single block of mining claims in the Strange Lake area of northeastern Québec (the “Strange Lake Property”) by issuing an aggregate of 50,000 common shares of the Corporation to the two vendors. In addition, the vendors hold a 2.0% NSR on the Strange Lake Property, which the Corporation can purchase in full for $1.5 million.
2010
On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the Strange Lake Alkali Complex in western Labrador, in the Province of Newfoundland and Labrador. Pursuant to the exploration and option agreement, the Corporation may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of the Corporation to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. If the Corporation does so, it will have an option to acquire an additional 15% undivided working interest in the 30 mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, and by issuing an additional 150,000 common shares to Alterra and incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Pursuant to the exploration and option agreement, the Corporation entered into an assignment agreement with Search and Alterra pursuant to which the Corporation transferred and assigned to Search nine claims located in western Labrador in consideration for 10,000 common shares of Search. Immediately following the transfer by the Corporation to Search, Search transferred these nine claims to Alterra. These nine claims, together with 21 claims already owned by Alterra, comprise the 30 claims that are the subject of the exploration and option agreement. The 30 mining claims are subject to a 1.5% net smelter return royalty in favor of Alterra. The Corporation may, at any time, purchase two-thirds of the 1.5% net smelter return royalty for $1 million.

BUSINESS OF THE CORPORATION AND DESCRIPTION OF PROPERTIES
Exploration Expenses
The total amount expended by the Corporation on exploration and development costs (taking into account write-offs but without taking into account tax credits or grants) was $8,641,495 for the fiscal year ended October 31, 2010.
Mining Exploration Activities and Properties
Between 2007 and 2009, the Corporation focused its exploration activities mainly on the George River Property. In 2009, after the discovery of significant quantities of rare earth element (“REE”) mineralization on the Strange Lake Property, Quest’s activities refocused on the identification and discovery of new world-class rare earth and uranium deposit opportunities.
As at October 31, 2010, the properties of the Corporation were as follows:

Strange Lake
Misery Lake
Alterra Strange Lake
Ramusio
Nanuk
Stewart Lake
Kenora North and Snook Lake
Plaster Rock
Strange Lake — Preliminary Economic Assessment
The following text in this section “Strange Lake — Preliminary Economic Assessment” is taken from section 1 (“Summary”) of a technical report dated September 24, 2010, as revised, entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Québec” (the “PEA Report”), with the exception of Table 17.13 and the sentence immediately preceding it, which are taken from section 17 of the PEA Report. The PEA Report was prepared in accordance with National Instrument 43-101 Standards of Disclosure For Mineral Projects by Messrs. Mike McLaughlin, P.Eng., Aleksandar Zivkovic, P.Eng., Paul Daigle, P.Geo., Peter Broad, P.Eng. and Wenchang Ni, P.Eng. of Wardrop, A Tetra Tech Company (“Wardrop”). Messrs. McLaughlin, Zivkovic, Daigle, Broad and Ni are qualified persons who are independent from the Corporation within the meaning of National Instrument 43-101. The PEA Report is available under the Corporation’s profile on SEDAR at www.sedar.com. The preliminary economic assessment set out in the PEA Report is preliminary in nature, it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For purposes of disclosure regarding the Strange Lake Property required under section 5.4 of Form 51-102F2 Annual Information Form, the PEA Report is incorporated by reference in this annual information form.
The following is a preliminary economic assessment (PEA) report on the Strange Lake B-Zone Project where Quest holds a 100% interest in the Strange Lake Property (the Property). The Property is located in northern Québec Province, Canada, approximately 175 km northeast of Schefferville, Québec (PQ) and 125 km west of Nain, Newfoundland and Labrador (NL).
Quest has retained Wardrop, A Tetra Tech Company (Wardrop) to complete a National Instrument 43-101 (NI 43-101) Compliant PEA Report on the Strange Lake B-Zone Project. Wardrop has been involved with the Strange Lake B-Zone since September 2009 by completing an NI 43-101 compliant technical report and resource estimate on the Property in April 2010.
The following PEA report conforms to the standards set out in NI 43-101, Standards and Disclosure for Mineral Projects and is in compliance with Form 43-101F1.
The Qualified Persons responsible for this report are: Peter Broad, Lead Senior Metallurgist, Mike McLaughlin, Project Manager, and Wenchang Ni, Senior Mining Engineer, all employees with Wardrop. Paul Daigle, Senior Geologist with Wardrop, assisted in the preparation of this report.

The site visit was conducted by Mr. Ni and Mr. Daigle from August 8 to 12, 2010. Mr. Ni and Mr. Daigle were accompanied on the site visit by Pierre Guay, Exploration Manager, and Patrick Collins, Senior Project Geologist, both employees with Quest. The site visit was conducted to evaluate the area for mining infrastructure and to review the core logging and sampling procedures and facilities and the core storage areas.
1. Site Location
The Property is located in northern Québec Province, Canada approximately 175 km northeast of Schefferville, PQ and 125 km west of the Voisey’s Bay, NL. The Property is defined by the mineral rights to 1,333 mineral claims in the provinces of PQ and NL, currently 100% held by Quest, and covers a total area of approximately 54,000 ha.
2. Site Geological Setting
The Strange Lake Project “lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.” (Chamois and Cook, 2007)
The majority of the Property is located in the Mistinibi-Raude domain, but also lies within the Mistastin domain to the east, the George River Shear Zone and the De Pas domains to the west (Beauregard and Gaudreault, 2009).
The Property is underlain mainly by the post-tectonic Mistatin Batholith that dominates the area. This composite body includes monzonitic, granitic, granodioritic and rapakivi-type granitic phases. A small late stage peralkaline intrusion, the Strange Lake granite, is thought to be related to the Mistastin Batholith. The batholith has intruded a series of amphibolites to granulite facies gneisses of granitic to granodioritic composition.
The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex, which has intruded along the contact between older gneisses and monzonite of the Churchill Province of the Canadian Shield (Beauregard and Gaudreault, 2009).
The Complex is sub-circular and consists of generally concentric, high-level granitic intrusions bounded by sharp contacts with country rocks. Ring faults, at or near the contact of the alkalic complex, dip outward at low to moderate angles (20°- 35°). At the geometric centre of the complex is a small (approximately 1.5 km2) stock of medium grained, generally non-porphyritic “exotic-rich” granite with very high overall values of zirconium, niobium, yttrium and REE. Rooted within this medium grained granite stock are dykes of aplite-pegmatite that contain significant values of rare metals.
3. Exploration
In 2009, Quest conducted an exploration program that included: geological reconnaissance mapping, outcrop and grab sampling, trenching, and diamond drilling. A total of 3,930.5 m of drilling from 49 drill holes was completed on the Property with 2,180.7 m drilled from 19 drill holes over the B-Zone deposit. An additional 340.0 m from five drill holes were drilled into the B-Zone deposit for a bulk sample that weighed approximately 1,014.3 kg. The bulk sample was sent to Hazen Research Inc. (Hazen) for metallurgical test work.
During the summer/autumn of 2010, Quest continued its exploration by establishing a 15,000 m drill program and a bulk sampling program of mineralized outcrop. The 2010 exploration program was in progress at the time of completion of this report.
4. Mineral Resource Estimate
In April 2010, Wardrop completed an NI 43-101 Compliant Resource Estimate for the B-Zone deposit at the Strange Lake Project. The mineral resource for the Strange Lake B-Zone deposit is categorized as an Inferred Resource, based on the absence of metallurgical data, economic parameters and drill hole spacing. No recoveries were applied to the interpolated estimates as the metallurgical test work at the time of completion was pending. Historical test work was conducted in the mid-1980’s but was not considered valid due to technological advances in the recoveries of rare earth oxides (REOs) since that time.

The mineral resource estimate for the Strange Lake B-Zone deposit, at 0.85 total rare earth oxide (TREO)% cut-off grade is: 0.999 TREO%, 1.973 zirconium oxide (ZrO2)%, 0.208 niobium oxide (Nb2O5)%, 0.053 hafnium oxide (HfO2)% and 0.082 beryllium oxide (BeO)%. The results of the resource estimate are presented in Table 1.1 at various cut-off grades above and below the 0.85 TREO% cut-off grade.
Table 1.1 Inferred Resource Estimate for the Strange Lake B-Zone Deposit

			Proportion of
TREO% Cut-	Tonnes		HREO* in
off	(x000 t)	TREO%	TREO%	ZrO2%	Nb2O5%	HfO2%	F%**	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	includes yttrium oxide (Y2O3)

**	F — fluorine
Table 17.13 presents the individual REOs, which make up the TREO, at various TREO% cut-off grades.
Table 17.13 Inferred Resource Estimate for the Strange Lake B Zone Deposit*

TREO	Tonnes	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
Cutoff (%)	(x000 t)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
1.20%	11,809	0.148	0.316	0.036	0.124	0.033	0.002	0.038	0.009	0.066	0.015	0.046	0.008	0.046	0.006	0.461
1.10%	21,757	0.143	0.305	0.034	0.120	0.032	0.002	0.035	0.009	0.059	0.013	0.041	0.007	0.041	0.005	0.413
1.00%	40,388	0.139	0.296	0.033	0.116	0.030	0.002	0.032	0.008	0.052	0.012	0.035	0.006	0.037	0.005	0.360
0.95%	54,560	0.137	0.291	0.032	0.114	0.028	0.002	0.030	0.007	0.048	0.011	0.033	0.006	0.034	0.004	0.334
0.90%	82,541	0.134	0.282	0.031	0.110	0.027	0.002	0.028	0.006	0.044	0.010	0.030	0.005	0.031	0.004	0.302
0.85%	114,823	0.132	0.274	0.030	0.107	0.026	0.002	0.027	0.006	0.041	0.009	0.028	0.005	0.029	0.004	0.281
0.80%	133,654	0.130	0.269	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.271
0.70%	137,639	0.129	0.268	0.030	0.105	0.025	0.001	0.026	0.006	0.039	0.009	0.027	0.005	0.028	0.004	0.269

*	Individual Oxides of the TREO
5. Open Pit Mining
The open pit was designed using a two-stage approach. The first stage identified an optimum pit shell using the Lerchs-Grossman pit optimization method using Whittle software. In the second stage, phase mining and production schedules were developed, equipment selections were performed and the capital and operating costs were estimated.
For this project, Wardrop determined that the mining operation will use a conventional (truck and shovel) open pit mining method The mine will provide mill feed of ore at a rate of 4,000 t/d starting from the middle of the second year of the mine life.
The selected base case pit contains 87.5 Mt of mineable resource (ore) with an average grade 0.96% TREO. The overall stripping ratio is 0.23 t/t (waste/ore). Although the whole mine life is about 62 years, Wardrop conducted a production schedule only for the first 25 years of the mine life, because the rare earth market may be difficult to be accurately predicted for the long term.
To prioritize high grade ore and to balance stripping ratio of mine life, the overall mining sequence was developed in three phases: one initial pit phase (Phase I) and two pushback phases (Phase II and Phase III). The mine development for the ore and the waste will progress using 12 m high benches.
It is proposed that the operation will be carried out with an equipment fleet comprising a single 193 mm (diameter) rotary blast hole drill rig for mineable resource (ore) and waste, a 6.5 m3 (bucket capacity) hydraulic face shovel with a fleet of 55-tonne haul trucks. These will be supplemented with support equipment of grader, dozers, and backhoe excavator, etc.
6. Tailings Management Facility
The Strange Lake project includes the development of a new tailings management facility (TMF) at a “green field” site located approximately 125 km east of the mine site and approximately 6 km south of the proposed process plant site in the Northern Atlantic Ocean coastal area. Both the process plant and the TMF locations are assumed in an area between the Voisey’s Bay and Anaktalak Bay. A ring dam capable of containing 39.5 Mt (22.5 M m3) of tailings is considered in the subject PEA.
Site zones in the Voisey’s Bay area are underlain mostly by granular materials that are either underlain by, or contain, deposits of silt and clay. Permafrost is reported to be a common feature where soil depths and thermal conditions are suitable. At the time of writing, the effluent from the tailings impoundment is not considered to be a potential environmental concern.
Geotechnical designs presented herein are highly conceptual and consider use of local mineral soil for the earth embankments. Local topographic conditions in the proposed TMF area lend themselves to containing the conventional wet tailings by earthen dams. Details of local topography will determine if a ring dam or series of dams will be required for TMF.
The dam design section conservatively assumes the use of local potentially acid generating granular materials (PAG) materials and also a competent granular foundation. Consequently, an upstream clay lining is factored in the design section to impede seepage of tailings pore water through PAG dam fill materials. On closure the impoundment would require soil cover configured to divert surface runoff into discharge structures constructed of NAG materials and further into the natural environment. Also, dam fill materials will be capped with low permeability soil covers.
On a preliminary basis, capital cost expenditure in the order of $20 M is estimated for the construction of the ultimate ring dam. The cost of the starter embankment construction is estimated to be in the order of $5 M, which is approximately 25% of the cost for the construction of the ultimate embankment.
Path forward will include a Prefeasibility level site investigation for determination of geotechnical and hydrogeological parameters in relation to subsurface conditions impacting the design. A borrow search for NAG granular and low permeability material is indispensable and will form a part of the investigation. There are indications of permafrost in the study area and this requires confirmation through further research and/or investigation.
7. Environmental Considerations
7.1 Environmental Setting
The project involves two sites of activity. An open pit mine is proposed at Strange Lake, which is located along the northern Québec/Labrador border, with a mill facility located 125 km to the east at Anaktalak Bay in Labrador.
No environmental baseline studies (EBS) have been conducted specifically to support the project. Baseline environmental studies typically are conducted over a minimum of 12 continuous months to provide coverage of all four seasons. Studies often continue beyond the minimum 12 month period, particularly in cases of abnormal seasonal conditions. This may apply to the Strange Lake project.
7.2 Environmental Assessment and Permitting
On November 11, 1975, The James Bay and Northern Québec Agreement (JBNQA) was signed and on January 31, 1978, the Northeastern Québec Agreement (NEQA) was signed. The JBNQA and the NEQA provide for consultative bodies to advise governments on policies and regulations that may have an impact on the environment and the social conditions of Aboriginal communities (INAC 2002). Mining operations are automatically subject to an environmental impact assessment under Section 22 of the JBNQA and generally follow a five step process as follows:
1.	Proponent’s preliminary information

2.	Assessment

3.	Impact Study

4.	Review

5.	Decision
Regarding provincial regulatory processes, the planned location of the mining operations in Québec and processing operations in Labrador will require environmental reviews under the applicable laws of Québec for the mine and of Newfoundland and Labrador for the mill and tailings management facility.
Federal regulatory processes are determined after a project description is submitted to the federal authorities such as Environment Canada, Health Canada, Fisheries and Oceans Canada, and Transport Canada. The proposed mine, with a planned production rate of 4,000 tonnes/day, would undergo a comprehensive study in the event that a federal approval is required.
7.3 Community and Aboriginal Engagement
The purpose of this program is to ensure that all potentially affected persons, businesses, and communities have a full understanding of the project. In addition to a continuing public engagement program, it may be necessary to negotiate an impact/benefit agreement (IBA) with potentially affected stakeholder groups.
8. Processing
Wardrop has based the current study on a beneficiation, leach and solvent extraction process to produce a single TREO concentrate and two non rare earth oxide concentrates, namely Zr2O5 and NbO2 It may be possible for the single TREO concentrate to be converted to individual rare earth oxides, and Quest is currently undertaking metallurgical test work with Hazen Research to make this determination.
The metallic concentrate at Strange Lake is basically a mixed carbonate, phosphate silicate mix. The Mitsui (1992) conclusion was that the main concentrate mineral is kainosite, monazite, which is a complex phosphate, and bästnasite, a carbonate fluoride.
Initial testing by Hazen Research has shown that the silicates consume less acid than other comparable rare earth deposits. The development of improved flotation and solvent extraction reagents are a good indication that recovery and grade will be higher than indicated in the 1982-92 historical testwork. This will need to be confirmed, and thus the operating costs are based on the historical data. It must be noted that preliminary test results reported by Hazen indicate rare earth oxide recoveries to solution of between 77% and 93%. Optimization of these base-case test results is currently being investigated in an attempt to reduce input costs in the metallurgical processing of the Strange Lake mineralization.
The new harbour facility built at Anaktalaka Bay by Vale, 125 km from the proposed Strange Lake mine site to the east, along an exposed esker, has the potential synergy of reducing infrastructure costs and easing environmental issues.
The project proposes operating the beneficiation, leach and solvent extraction process on a barge and minimizing the disturbed land area.

Wardrop has reviewed the cost of trucking the ore versus pumping it from the mine to the mill. The cost of pumping the ore was calculated to be $14.57/t and the cost for trucking the ore was calculated to be $16.22/t. The cost benefits of a pipeline are even more significant if the ore is sorted before pumping to remove inert gangue. Wardrop considers the soft granular ore will prove conducive to high pressure grinding rolls, which will be one of several operating cost factors that will be the subject of further study.
Capital and operating costs are based on the earlier flow-sheets, including flotation, acid leach/baking and a single TREO product from Solvent extraction. Additional cost benefits are realized in this project by utilizing the Vale by-product of sulphur pastilles from its Long Harbour facility in Newfoundland as a cheaper source of sulphuric acid generation. The use of sulphur pastilles also eliminates the high environmental risk of transporting liquid sulphuric acid to site.
9. Capital Costs
The total capital costs presented in the study are $563,370,938 and are separated into Direct Capital costs and Indirect Capital costs. The Direct Capital costs breakdown is shown in Table 1.2.
Table 1.2 Direct Capital Costs

Site Development	CAN$	$30,850,000.00
Site Utilities and Storage	CAN$	$47,640,000.00
Road Construction	CAN$	$35,000,000.00
Mining O/P	CAN$	$17,150,878.00
Processing	CAN$	$206,908,293.00
Infrastructure	CAN$	$29,970,000.00
Tailings Management Facilities	CAN$	$20,430,000.00
Closure / Reclamation Costs	CAN$	$9,450,000.00

Total Direct Costs	CAN$	$397,399,171.00

The Indirect Capital Costs breakdown is shown in Table 1.3.
Table 1.3 Indirect Capital Costs

Owners Costs	CAN$	$11,921,975.13
Indirect Costs	CAN$	$74,700,000.00
Contingency	CAN$	$99,349,792.75
Salvage	CAN$	$-20,000,000.00

Total Indirect Costs	CAN$	$165,971,767.88

10. Operating Costs
The total operating cost for the mine and processing is CND$3,527,410,620 which equates to CDN$101.94 per ton of ore milled. The breakdown of operating costs is shown in Table 1.4.

Table 1.4 Operating Costs (per tonne ore milled)

Mining	$5.07	CAN$/t	$240,708,390.00
Processing	$59.05	CAN$/t	$2,003,507,450.00
G & A	$2.47	CAN$/t	$83,804,630.00
Supplies and Materials Transportation	$20.78	CAN$/t	$705,044,620.00
Ore Pumping	$14.57	CAN$/t	$494,345,530.00

Total Operating Cost	$101.94	CAN$/t	$3,527,410,620.00

The mine manpower requirements have been defined as Mine Staff: 22 persons and Mine Labour: 68 persons for a total of 80 persons. The mill manpower requirements have been defined as Mill Operations: 71 persons and Mill Maintenance: 38 persons for a total of 109 persons. A total mine and mill workforce of 189 persons has been estimated for the purposes of this economic model.
11. Economic Analysis
11.1 Metal Pricing
The metal price used in the economic analysis is shown below in Table 1.5.
Table 1.5 Metal Prices

Metal	Metal Price	Units
TREO	$21.94	US$/kg
Nb2O5	$45.00	US$/kg
ZrO2	$3.77	US$/kg
Using the prices in Table 1.5 which represent 2007 trailing three year average or 2007 spot prices and weighting according to the distribution of rare earth oxides reported in the Strange Lake deposit, the value of TREO is calculated at US$21.30/kg. The TREO metal price selected for the economic analysis was chosen to be the previously published projection from an NI 43-101 compliant 2010 study for TREO. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.
The current three year average pricing for rare metal oxides acquired from Asia Metals results in a trailing three-year average price for the Strange Lake TREO of approximately US$36.00/kg. The TREO value of US$36.00 using 2010 three year historical trailing pricing was optimized to reflect the distribution of rare earth oxides found in the Strange Lake deposit. The TREO metal price selected for the economic analysis was reduced to US$21.94 to equal a previously published projection from a NI 43-101 compliant 2010 study for TREO. This represents a 39% reduction from the 2010 Strange Lake optimized price. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.
The TREO metal price selected for the economic analysis was chosen to be the previously published projection from a NI 43-101 compliant 2010 study for TREO. While this is not necessarily an accurate price for the specific Strange Lake TREO, it can be accepted as a conservative price.
11.2 Financial Analysis
The financial analysis considered a total of 33.9 million tonnes of ore. Using an exchange rate of $1.042 Cdn$/US, the pre-tax internal rate of return (IRR) for the project has been calculated at 36.36%. Additionally, the total revenue before taxes from metal sales will be $7.97 billion during a life of mine (LOM) of 25 years. Table 1.6 illustrates the net present value (NPV) for the project at variable discount rates.

Table 1.6 Net Present Value and Internal Rate of Return

Item	Amount
Pre-tax & Pre-finance NPV @ 6%	$3,149,211,228
Pre-tax & Pre-finance NPV @ 8%	$2,383,979,541
Pre-tax & Pre-finance NPV @ 10%	$1,825,703,831
Pre-tax & Pre-finance NPV @ 12%	$1,410,907,859
Pre-tax & Pre-finance NPV @ 15%	$969,415,008
Pre-tax & Pre-finance NPV @ 20%	$521,691,996
Project IRR	36.36%
Based on the sensitivity analysis of capital costs, operating costs and metal prices, it is clear that the project is most sensitive to the metal prices, much less sensitive on capital costs and least sensitive on operating cost. As well, sensitivity on the reduction of revenue from the non TREO oxides was conducted. The analysis resulted in an IRR of almost 19% if the project recognized 0% of the revenue from non TREO metals. Thus the TREO value alone results in an acceptable IRR.
The following text is taken from section 30 (“Recommendations”) of the PEA Report.
Future Work
The recommended work has been identified to fall into one of two categories. The grand total cost taking into account both categories is $22,553,900. It is anticipated that based on the strength of the Preliminary Economic Assessment for the Strange Lake deposit, Quest Rare Minerals will proceed with work leading to the completion of a detailed Prefeasibility Study. Decisions regarding proceeding with Feasibility level work will depend on the results of the Prefeasibility Study. The two categories used to define the future work are:
•	Prefeasibility Level and Preliminary Environmental Costs

•	Feasibility Level and Ancillary Detail Design Costs.
The prefeasibility work focuses on field work that will include drilling for geological definition, metallurgical testing and geotechnical testing. Environmental work will also be required to start in this phase. This will include Environmental Impact Assessments and Baseline Studies, Biological Field work and public engagement sessions. The estimated total cost of the effort defined in this category is $13,748,000.
The feasibility level work includes bringing all required data, specifically geological and metallurgical, to the feasibility level. Detail design for items such as the road to the coast, site development at Strange Lake and the coastal areas, the barge mill and other ancillary items will need to be initiated. The estimated total cost of the effort defined in this category is $8,805,000.
Effect of Various Known Factors on Mineral Resource Estimate
The mineral resource estimate referred to in section 4 above (Mineral Resource Estimate) may be materially affected by a variety of known factors. According to the PEA Report, these known factors include, among others: (i) environmental considerations; (ii) market trends for rare earth elements, especially as regards policies of the People’s Republic of China with respect to supply of such elements; (iii) changes to mining tax rules of the Province of Québec; and (iv) risks associated with processing of minerals. The foregoing are in addition to the general risk factors associated with the business of the Corporation, referred to or incorporated by reference under “Risk Factors” in this annual information form.
2010 Work
Exploration work over the Strange Lake Project was focused around the Strange Lake B-Zone rare earth element (REE) deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.

Figure 1 — Property Location Map, George River Area Projects, Québec and Labrador
During the 2010 exploration season, field work included surface prospecting, geological mapping, hand and mechanical stripping and washing of trench areas, collection of an 18-tonne bulk sample and a 78-hole definition diamond drilling program. In addition, a Preliminary Resource Estimate and Preliminary Economic Evaluation (PEA) study was completed for the B-Zone deposit by Wardrop Engineering of Toronto, Ontario in April and September 2010, respectively.
The diamond drilling program was based entirely in the B Zone and comprised 15,390.47 metres. See Figure 2 below. Drilling was conducted to expand the known limits of the REE-mineralized zone, herein called the “pegmatite zone”, and to infill previously drilled sections, adding increased resolution relative to the 2009 drilling program. Additionally, drilling was conducted to determine the depth of the alteration at the B Zone, which was unknown at the conclusion of 2009 drilling. Of the total 2010 meterage, 1,120.80 metres derive from the extension of six 2009 drill holes.

Figure 2 — Diamond Drilling Location Map, B-Zone REE Deposit, Strange Lake Project, Québec
The definition drilling program has tested the B-Zone at drill centers of between 50-100 metres. The drill results have confirmed the presence of strong REE mineralization over a 1.2 km strike length and over horizontal widths of up to 600 metres. Drilling has defined the mineralization to be a set of near-surface and relatively flat-dipping horizontal sheets. The mineralized zone is composed of a thicker, north-trending Pegmatite Zone at the core (or “spine”), which is surrounded by a thinner mineralized envelope. See Figure 3. The mineralization has been defined to vertical depths of more than 191.0 metres and constitutes the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is seen to coincide with a two km-long, northeast-trending airborne radiometric anomaly that is located to the northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further northwards, under the lake. Historical Iron Ore Company of Canada (IOC) drilling, located one km further to the north, indicates that mineralization may continue in this direction.
A bulk sample was collected from the surface expression of the B-Zone in October 2010 for the purpose of providing a larger supply of material for scaled-up metallurgical test work in 2011 as a continuing evaluation of processing techniques progresses. This sample was collected from the surface by blasting and comprises approximately 18 tonnes of material, predominantly pegmatite. Currently, this material is in storage in Sept Iles, Québec and will be moved to the metallurgical laboratory that will perform the Phase 2 portion of the B-Zone Metallurgical Study to commence later in 2011.

Figure 3 — Typical Drilling Cross-Section Through the B-Zone Deposit, Strange Lake Project, Québec

Table 1 —	Ten Highest Values of TREO Mineralization for Pegmatite Drilling Intervals Greater than 10 m in Thickness, Strange Lake B-Zone REE Deposit, Québec.

Borehole

BZ10093	52.10	64.00	11.90	3.450	2.218	1.232	35.71

BZ10089	8.25	20.30	12.05	3.215	1.638	1.577	49.05

BZ10035	31.36	50.05	18.69	2.758	0.968	1.790	64.91

BZ10070	196.70	211.00	14.30	2.651	2.185	0.466	17.58

BZ10034	12.00	23.00	11.00	2.396	1.221	1.175	49.03

BZ10083	47.60	69.90	22.30	2.108	1.093	1.015	48.14

BZ10040	20.90	38.00	17.10	2.079	0.726	1.354	65.10

BZ10031	13.38	37.03	23.65	2.065	1.244	0.821	39.76

BZ10088	6.70	19.10	12.40	1.962	0.856	1.105	56.34

BZ10043	60.12	80.80	20.68	1.957	0.971	0.985	50.36
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide,

Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).
Reconnaissance Exploration
Quest conducted additional prospecting and mapping on the Strange Lake property. A total of 124 samples were collected during the mapping program, 84 samples during the channel sampling, and 183 samples during the prospecting program. Mapping comprised delineation of major geological units within the Québec portion of the Strange Lake alkalic complex and the mapping and channel sampling of multiple trenched, stripped or otherwise exposed REE mineralization in the vicinity of the B Zone. All of the detailed geological work conducted at the B Zone remains untested by drilling. Prospecting comprised continued evaluation of mineralized boulder trains south of the Main Zone which have originated in Québec and suggesting great potential for further mineralization south of the B Zone. Prospecting was also conducted north of the B Zone on a coincident gold and linear magnetic anomaly. Results were inconclusive and more work is required. Table 5a highlights results from prospecting and Table 5b highlights results from detailed mapping and trenching programs at the B Zone.
Table 4 — Rare Earth Oxide Pricing Used for the Strange Lake PEA Study

REO	US$/kg	Price Source

La2O3	$4.26	2007 3-Yr Ave.

Ce2O3	$2.77	2007 3-Yr Ave.

Pr2O3	$23.24	2007 3-Yr Ave.

Nd2O3	$24.52	2007 3-Yr Ave.

Sm2O3	$3.59	2007 3-Yr Ave.

Eu2O3	$335.74	2007 3-Yr Ave.

Gd2O3	$10.29	2007 3-Yr Ave.

Tb2O3	$573.46	2007 3-Yr Ave.

Dy2O3	$88.55	2007 3-Yr Ave.

Ho2O3	$25.50	2007

Er2O3	$55.00	2007

Tm2O3	$90.00	2007

Yb2O3	$25.00	2007

Lu2O3	$500.00	2007

Y2O3	$8.74	2007 3-Yr Ave.
It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability (NI43-101/3.4(e)). The preliminary economic assessment (PEA) outlined in this document includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized (NI43-101/2.3(3bi)).

Table 5a — Top 10 TREO from Prospecting Sampling in 2010, Strange Lake Project, Québec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204848	pegmatite	grab	A Zone	4.638	2.346	2.292	49.42

204830	pegmatite	grab	A Zone	3.418	0.514	2.905	84.99

207827	pegmatite	grab	A Zone	1.129	0.83	0.299	26.48

207880	pegmatite	grab	Aparna	0.938	0.573	0.365	38.91

204846	pegmatite	grab	South SLAC	0.91	0.701	0.209	22.97

207829	pegmatite	grab	South SLAC	0.892	0.631	0.261	29.26

207811	pegmatite	grab	A Zone	0.865	0.557	0.308	35.61

204887	pegmatite	grab	SLG	0.826	0.458	0.368	44.55

207819	pegmatite	grab	Aparna	0.824	0.618	0.206	25.00

204838	pegmatite	grab	A Zone	0.787	0.522	0.265	33.67
Future Exploration
Quest has supplied Wardrop with a complete 2010 exploration data suite for the purpose of updating the B Zone resource estimate and it is expected that the update will be provided by Wardrop in early March 2011.
The 2011 exploration program will comprise a winter and summer phase and will represent a still larger increase in activity relative to 2010. The 2011 winter program, consisting of 5,000 metres of drilling, will focus primarily on defining the extent of the pegmatite zone where it is projected to continue under Lac Brisson to the northwest. Quest is commencing a pre-feasibility study (PFS) in 2011 and drilling in the summer program, expected to be approximately 30,000 metres will be in support of the PFS. Metallurgical testing and test processing will continue as part of the PFS, including the development of conceptual processing flowsheets that accommodate a variety of chemical variables. As part of the PFS, the following major components of work will also be undertaken: engineering (infrastructure etc), environmental baseline studies, financial/economical analysis and additional resource updating.

Table 5b — Top 10 TREO Results from Mapping and Channel Sampling in 2010, Strange Lake Project, Québec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204697	Pegmatite	outcrop	B Zone	10.769	7.350	3.420	31.76

204680	subsolvus granite	outcrop	B Zone	4.669	4.378	0.291	6.23

204687	Pegmatite	outcrop	B Zone	3.172	1.480	1.692	53.34

204729	Pegmatite	outcrop	B Zone	2.792	1.195	1.597	57.20

204793	Pegmatite	outcrop	SLG Zone	2.704	1.098	1.606	59.39

297324	inclusion-bearing subsolvus granite	channel	B Zone	2.676	1.222	1.454	54.33

297331	Pegmatite	channel	B Zone	2.468	1.811	0.657	26.62

297290	quartz monzonite	channel	B Zone	2.410	1.457	0.952	39.50

204678	fluorite breccia	grab	B Zone	2.265	1.222	1.042	46.00

297297	quartz vein	channel	B Zone	1.999	1.454	0.545	27.26
Prospecting to the north of the B-Zone will continue to evaluate a significant coinciding gold and linear magnetic feature that was briefly prospected in 2010 as well as follow up on other geochemical anomalies in the Strange Lake project area. Several of the newly-exposed REE mineralized surface exposures will be drill tested in 2011 to determine the subsurface continuity of mineralization.
Other Properties
In addition to its interests in the Strange Lake Property, Quest also holds various interests in the following properties: Misery Lake, Québec and Newfoundland and Labrador; Alterra Strange Lake, Newfoundland and Labrador; Ramusio Lake, Québec and Newfoundland and Labrador; Nanuk, Québec; Stewart Lake, Québec; Kenora North and Snook Lake, Ontario; and Plaster Rock, New Brunswick.
These properties are not considered by the Corporation to be material for the purposes of NI 43-101. They are currently in the exploration stage and are without a known body of commercial ore or economic deposit of minerals. However, the Corporation has elected to describe below the properties for which exploration costs have been incurred and with respect to which the Corporation is not writing-off such costs in conformity with CICA Accounting Guideline, Enterprises in the Development Stage, AcG-11.
Misery Lake Rare Earth Project, Québec and Newfoundland and Labrador
The Misery Lake Property consists of a single claim block comprising 1,685 claims, with 1,640 claims in Québec and 45 claims in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,300 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest’s crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. Finally, these programs led to the identification of three large, rare-earth bearing, ring features which are characterized as a series of 5 to 6-km diameter, compositionally-zoned ultramafic to granitic alkali complexes. The magnetic rings are aligned in an approximate north-south direction. See Figure 4. The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work
Exploration work on the property consisted of prospecting, geological mapping, till geochemical sampling survey, a four line-km ground magnetic survey and an eight-hole, 1,200 metre diamond-drilling program. In the summer of 2010, Quest undertook a detailed prospecting and mapping program over the three north-south aligned ring features and other radiometric anomalies on the property. During July and August 2010, the prospecting and mapping crews sampled a total of 561 grab and channel samples. Values of up to 23.87% Total Rare Earth oxides (TREO), 60.19% iron oxide (Fe2O3), 5.13% titanium oxide (TiO2), 8.37% phosphate (P2O5), 9.28% niobium oxide (Nb2O5) and 18.20% zirconium oxide (ZrO2) were returned from grab sampling of bedrock and locally-derived boulders. See Table 6 and Figure 4. A till geochemical survey was carried out over the Misery Lake claim block in July and August 2010. A total of 1,222, 25-50 cm deep, sandy till samples were collected over approximately 25 days by a three-man crew. Several till geochemical REE anomalies were obtained at the margins of the three ring features and coincident radiometric anomalies (see Figure 5) identified by a Québec Government airborne geophysical survey released in March 2010 over the Misery Lake property area. The proximity of REE anomalies in till to concentric magnetic features and mineralized outcrops combined with abundant topographic barriers, which promote till deposition on the up-ice side of crag-and-tail hills suggest very short distance from the bedrock source for these anomalies.
During August 2010, a ground magnetic survey was carried along four 1-km long lines across the Misery Lake magnetic feature (northernmost feature). The goal of this survey was to guide the diamond drilling program. During September 2010, an eight-hole (ML10001 to ML10008) drilling program was performed along two stratigraphic sections where the best magnetic anomalies were obtained. See Figure 6. A total of 1,241 metres were drilled and a total of 639 core samples were sent to Actlabs in Ancaster, Ontario. Units intersected in the drilling mainly consist of syenite with pyroxene, amphibole and little olivine. Some mafic units were also encountered and possibly consist of olivine bearing gabbros with up to 5% magnetite. No magnetite rich units, as observed in outcrops and in boulders from surface reconnaissance exploration, were intersected in the drilling. No significant assay results were obtained to date.
Table 6 — Best Analytical Results from Grab Samples in Outcrops, Misery Lake Project, Québec

205273	Quartz Syenite	23.87	63.66

205237	Quartz Syenite	12.03	14.38

205459	Quartz Syenite	9.59	30.79

205460	Quartz Syenite	9.40	15.13

205144	Quartz Syenite	8.60	13.37

205457	Quartz Syenite	6.49	13.21

205461	Quartz Syenite	6.02	14.94

205027	Quartz Syenite	5.44	13.26

205236	Quartz Syenite	5.13	14.01

205067	Quartz Syenite	4.48	51.97

Figure 4 — Significant Grab Sample Location Map, Misery Lake Project, Québec
Figure 5 — Distribution of REE-Y-U-Th-Be-Pb Factor Scores in Till Geochemical Survey, Misery Lake
Project, Québec.

Figure 6 — Location of Borehole Collars and Surveyed Ground Mag Lines, Misery Lake Project, Québec.
Alterra Strange Lake Option Property Agreement, Newfoundland and Labrador
Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Québec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (Figure 7).
On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Newfoundland and Labrador.

Figure 7 — Alterra Strange Lake Option Property Location Map, Newfoundland and Labrador
Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Current Work
During the 2010 exploration program, preliminary planning and data compilation were conducted on the Quest — Search and Alterra option claims.
Future Exploration Activities
Quest will conduct a short drilling program in the winter of 2011 to follow up on historical Iron Ore Company (IOC) mineralized occurrences as well as those identified by Quest’s exploration work in the area.
Ramusio Rare Earth Project, Québec and Newfoundland and Labrador
The Ramusio Property consists of a single claim block comprising 94 claims, with 58 claims in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 2,842 hectares. Quest acquired these claims as a result of a newly-released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.
Current Work
During 2010, a one-day prospecting program was conducted on the property. A total of five grab samples were collected. No significant results have yet been obtained.

Future Exploration Activities
More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.
Nanuk Uranium Project, Québec
The Nanuk Property consists of a single claim block comprising 336 claims and totaling 16,285 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area of 1 km wide by 4 km long, had been identified on the property since its acquisition. This good continuity of uranium mineralization is associated to a sequence of tightly folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.
Current Work
During 2010, limited exploration work was conducted on the property. A total of 456 claims were dropped in the southern and northern parts of the property where previous work did not return any significant results. The current Nanuk Claim Block covers all significant uranium mineralization.
Future Exploration Activities
More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. Quest is currently seeking out an exploration partner to carry forward exploration on the project in 2011.
Stewart Lake Project, Québec
The Stewart Lake uranium project consists of 294 mining claims covering approximately 14,054 hectares and lies immediately to the west of Quest’s Strange Lake property, Québec. The property was part of Quest’s original uranium claim holdings in the George River area covering a known Proterozoic sedimentary basin filling the unconformity with Archean basement gneisses. To date, no significant uranium mineralization has been identified on the property.
During 2008, limited exploration work was conducted on the property to map out the boundary contact of the sedimentary basin, to carry out general reconnaissance sampling of bedrock occurrences and to complete approximately 810 line-km of airborne geophysical surveys over the property. No significant targets were identified by this work. On October 7, 2008, the Government of Québec announced the establishment of a Protected Zone covering an area of 7,282 km 2 along a 350 km section of the George River. The protected area enveloped the central and western extremity of the Stewart Lake claims. Although Quest was allowed to retain its property interests, it brought into question Quest’s ability to develop any of the property’s future resource opportunities.
Current and Future Work
Limited exploration was performed in 2010 and the Corporation is currently reviewing the property and the impact of the Government of Québec’s establishment of a Protected Zone covering the central and western extremity of the Stewart Lake claims.
Kenora North and Snook Lake Uranium Projects — Northwestern Ontario
The Kenora North project is an amalgamation of four properties (Can Fer, Snook, Pancer and Scottie Lake) that were staked in early 2007 to cover historical uranium occurrences. Regional lake-bottom geochemical surveys and federal government airborne geophysical surveys were also utilized in the selection of favourable target areas. The area is readily accessible by new forestry roads. Prospecting in late 2007 led to the re-location of several historic uranium occurrences and to the discovery of numerous new showings, along a 50-km long radiometric trend. Encouraging results obtained from prospecting over the Can Fer, Pancer, Snook and new Thor and Scottie Lake showings led to the staking of a total of 36,000 hectares of claims to cover the full extent of the radiometric trend and to consolidate previous Quest staking.

Current and Future Work
Prospecting crews evaluated the airborne geophysical anomalies over the Scottie Lake area in the fall of 2010 and discovered new zones of bedrock uranium mineralization returning up to 0.295% U3O8. Limited exploration work was performed during 2010 and no additional exploration work is contemplated. Accordingly, the properties were written-down in 2010.
Plaster Rock Uranium and Copper Project, New Brunswick
Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81 claim property comprises 1,296 hectares and straddles an eight-kilometer long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated as well as some old soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.
Current Work
Due to the Corporation’s focus on its Québec and Newfoundland and Labrador projects, in 2010 limited exploration work was conducted on the property. A total of 116 claims were allowed to lapse in the northern and western parts of the property where previous work did not return any significant results. The current Plaster Rock claim block covers all significant uranium and copper showings within the Carboniferous Formation (Red Beds).
Future Exploration Activities
Quest plans to carry out exploration work in 2011 in order to obtain sufficient credits to maintain the claims in good standing.
RISK FACTORS
In the course of its business and affairs, the Corporation faces the following risks factors, several of which apply to a business involved in mineral exploration and most of which are beyond the Corporation’s control. As a result, the securities of the Corporation must be considered as speculative. The following risk factors do not necessarily comprise all of the risks to which the Corporation is or will be subject.
Risks Related to the Business
Exploration and development
Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.
Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.
Any figures for mineral resources contained or incorporated by reference in this annual information form are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.
No assurance of commercially-mineable bodies of ore
All of the Corporation’s properties, including the Strange Lake Property, are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially-mineable (or viable) ore body exists on any of the Corporation’s properties. There is no certainty that any expenditure made in the exploration of the Corporation’s properties will result in discoveries of commercially-recoverable quantities of ore. Such assurance will require completion of final comprehensive-feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Corporation may be required to raise substantial additional funds.
Environmental factors
All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental legislation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.
Dependence on future financings
The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration programs on its properties. There is no assurance that these exploration activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration plans.
Absence of profitability
Since incorporation, the Corporation has incurred losses and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Corporation has no history of earnings or of a return on investment, and there is no assurance that any of the properties that the Corporation has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.
Title to mineral exploration properties
The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed or otherwise claimed, including claims with respect to aboriginal land title. While the Corporation has diligently investigated title to its properties, they may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects. There is no guarantee that title to the Corporation’s properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal people, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operation. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle, which could adversely affect the Corporation’s profitability.
Dependence on key personnel
The Corporation’s success is highly dependent upon the performance of key personnel working in management, supervisory and administrative capacities or as consultants. Given the increased activity in the resources area, there is intense competition for skilled mining personnel. The loss of the services of its senior management or key personnel could have a material and adverse effect on the Corporation and its business and results of operations.
Reliance on independent contractors
The Corporation’s success depends to a significant extent on the performance and continued service of independent contractors. The Corporation will contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Corporation and its business and results of operations and could result in failure to meet its business objectives.
Potential profitability dependent on factors beyond the Corporation’s control
The potential profitability of any of the Corporation’s current or future properties will be dependent upon many factors beyond its control. For example, world prices of and markets for rare earth metals and minerals are unpredictable, highly volatile, potentially subject to governmental interference, expectations of inflation, levels of supply and demand, pegging and/or controls, currency-exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods, and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the properties. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways that the Corporation cannot predict and are beyond the Corporation’s control, and such fluctuations could have an impact on profitability or eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Corporation’s financial performance.
An estimated 97% of the market for rare earth metals is currently controlled by China. Due to the establishment by China of strict controls on REE mining, production and export in order to maximize its own use of the resources, the global REE industry has experienced fundamental changes in the last few years, the most fundamental being the shifting from an oversupplied market to a demand-shortage market.
During the 1990s and early 2000s, significant production surpluses and coincident low REE prices led to most non-Chinese rare earth metal producers ceasing their operations and almost exclusive reliance on Chinese supplies. With curbing exports from China and continued growth demand elsewhere, particularly in Japan, South Korea, Taiwan, Europe and the United States, great concern has been caused by this supply-demand deficit. There is no assurance that China will adhere to the announced production and export limits in the future and that this supply-demand deficit will last on a mid-term or long-term basis. A decision from China to increase exports in the future and a shifting from a demand-shortage market to an oversupplied market could materially affect the Corporation’s future financial performance.
Regulations and mining law, governmental regulation
Mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Corporation would not proceed with, or would postpone, the development and operation of a mine or mines.

Exploration, development and mining of properties in which the Corporation has an interest will be affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law; (iii) restrictions on production, price controls and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Corporation’s operations.
Government approvals and permits are required in connection with the exploration activities proposed for the properties in which the Corporation has an interest. To the extent such approvals are required and not obtained, the Corporation’s planned exploration, development and production activities may be delayed, curtailed or cancelled entirely.
Failure to comply with applicable laws, regulations and requirements may result in enforcement action against the Corporation, including orders calling for the curtailment or termination of operations on the properties, or calling for corrective or remedial measures requiring considerable capital investment. Parties engaged in mineral exploration and mining activities may be subject to civil and criminal liability as a result of failure to comply with applicable laws and regulations.
Amendments to current laws, regulations and permitting requirements affecting mineral exploration and mining activities could have a material adverse impact on the Corporation’s operations and prospects.
Portion of properties in Newfoundland and Labrador
Quest’s Strange Lake Main Zone straddles the border between Québec and Newfoundland and Labrador. Quest understands that the border between the two provinces in this region has never been precisely determined by a registered land survey. As a result, Quest cannot determine with certainty the portions of the Strange Lake Main Zone which are in Québec and Newfoundland and Labrador, respectively. In the event that Quest wished to explore and develop the Strange Lake Main Zone, it would be unclear in certain instances as to whether the laws of Québec or of Newfoundland and Labrador would apply.
In addition, the land covering the Labrador portion of the Strange Lake deposit falls within Labrador Inuit Association (LIA) “Exempt Lands”, as a result of which no mineral claim staking is allowed. This situation is unlikely to change before the LIA passes its Land Use Policy and Mineral Policy Acts in the Newfoundland and Labrador Legislature, which it has been announced will occur in early 2011. Further, on April 8, 2008, the Nunatsiavut Government (the Inuit legislature) declared a three-year moratorium on the working, production, mining and development of uranium on Labrador Inuit Lands. The moratorium does not apply to exploration for uranium.
At present, Quest is focusing on the exploration of the Strange Lake B-Zone, which is entirely in Québec, and is not actively exploring the Strange Lake Main Zone.
Although the Misery Lake Property straddles the border between Québec and Newfoundland and Labrador, only 136 of the 1,776 claims comprising the Misery Lake Property are in Newfoundland and Labrador. Quest does not believe that the fact that a portion of the Misery Lake Property is in Newfoundland and Labrador will hinder exploration and development of the Misery Lake Property.
Mineral claims subject to surface rights
Some of the land covered by the claims comprising the Strange Lake Property and George River Property is situated within the Province of Québec. The Province of Québec, like other Canadian provinces, allows staking of mineral rights on privately-held lands and the carrying out of assessment work. However, the Corporation may be required to negotiate access and provide compensation to an owner of surface rights if damage occurs to the owner’s property during the course of exploration.
Required permits and licenses
The Corporation’s operations may sometimes require licenses and permits from various governmental authorities. The Corporation believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Corporation will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.
Permission from native people
As the Corporation may in future require an ore pipeline and port on land controlled by the Labrador Inuit, it may be necessary for the Corporation to obtain permission from the Labrador Inuit to construct and operate any such project. There can be no assurances that the Corporation will be able to obtain such permission, to the extent required.
Pipeline technological challenges
It may be necessary for the Corporation to construct and operate an overland pipeline, which may constitute a technological challenge due to the cold climate of the region. The Corporation believes that technology exists to build and operate overland pipelines in cold regions. However, no assurances can be given in this regard.
Competitive nature of the mining industry
There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining exploration companies and with mining companies, many of which have greater financial resources than does the Corporation, for the acquisition of mineral claims, leases and other mineral interests, access to financing as well as for the recruitment and retention of qualified employees and other personnel.
Infrastructure
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.
Operating hazards and risks
Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all of the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.
Insurance
In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of the Corporation’s securities.
The Corporation is not currently insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Corporation will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Corporation becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Corporation’s available funds or could exceed the funds that the

Corporation has to pay such liabilities and result in bankruptcy. Should the Corporation be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.
Conflicts of interest
Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its stakeholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.
Risks Related to the Market
Volatility of share prices
Share prices are subject to changes because of numerous factors beyond the Corporation’s control, including reports of new information, changes in the Corporation’s financial situation, the sale of the Corporation’s common shares in the market, the Corporation’s failure to achieve financial results in line with the expectations of analysts, or announcements by the Corporation or any of its competitors concerning results. There is no guarantee that the market price of the Corporation’s common shares will be protected from any such fluctuations in the future.
Further equity financing
The Corporation will require additional funds to fund further exploration and development. If the Corporation raises additional funding by issuing additional equity securities, such financing may dilute the holdings of the Corporation’s shareholders.
No dividends
The Corporation has not paid any dividends on its common shares. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.
DIVIDEND POLICY
The Corporation’s policy is to retain earnings, if any, in order to finance future growth. The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant.
CAPITAL STRUCTURE
The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.
Common Shares
The holders of the Corporation’s common shares are entitled to: (i) one vote per share at all meetings of shareholders; (ii) receive any dividend declared by the Corporation on the common shares; and (iii) subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, receive the remaining property of the Corporation upon dissolution, liquidation or winding up.
As at October 31, 2010, 57,568,506 common shares of the Corporation were issued and outstanding.

Preferred Shares
The preferred shares may at any time and from time to time be issued in one or more series, each series to consist of such number of preferred shares as may, before the issue thereof, be determined by resolution of the directors of the Corporation. The directors of the Corporation will, by resolution duly passed before the issue of any preferred shares of any series, determine the designation, rights privileges, conditions and restrictions to be attached to the preferred shares of such series, including, without limitation, dividends, redemption and conversion rights. No preferred shares will entitle holders thereof to vote at any meeting of shareholders, except as provided pursuant to the Canada Business Corporations Act. In the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the preferred shares of each series will receive, on a parity basis and before any distribution of the assets of the Corporation is made among the holders of the Corporation’s common shares and any other shares ranking junior to the preferred shares, an amount equal to the redemption price for such shares plus an amount equal to any dividends declared thereon but unpaid.
As at October 31, 2010, no preferred shares of the Corporation were issued and outstanding.
MARKET FOR SECURITIES
The common shares of the Corporation are listed and posted for trading on the TSX Venture Exchange (the “TSXV”) under the symbol “QRM-V”.
The following table sets out the monthly price and volume of trading for the common shares of the Corporation on the TSXV during the fiscal year ended October 31, 2010:

		Price range
Year	Month	High	Low	Volume
2009	November	$3.40	$1.81	8,567,400
	December	3.39	2.33	4,155,200

2010	January	$3.70	$2.80	3,533,200
	February	3.10	2.50	2,719,600
	March	3.30	2.31	4,794,400
	April	4.26	3.08	4,728,800
	May	3.60	2.00	2,273,300
	June	2.49	2.00	1,824,500
	July	3.00	1.74	2,271,000
	August	3.75	2.67	3,079,000
	September	5.57	3.29	8,542,226
	October	5.72	4.00	15,347,475
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
The following table sets out the number of securities of each class of the Corporation held, to the Corporation’s knowledge, in escrow or that are subject to a contractual restriction on transfer and the percentage that number represents of the outstanding securities of that class as at October 31, 2010:

	Number of securities held in escrow or that are
Designation of class	subject to a contractual restriction on transfer		Percentage of class
Common shares	561,453	(1)	0.97%

(1)	These shares were held in escrow pursuant to National Policy 46-201 Escrow for Initial Public Offerings (“NP 46-201”). A total of 3,743,021 shares were deposited with Computershare Investor Services Inc. under an escrow agreement entered into on December 12, 2007 (the “Escrow Agreement”). Pursuant to NP 46-201 and the Escrow Agreement, 374,302 shares were released from escrow on January 11, 2008, the date of the listing of the common shares of the Corporation on the TSXV, and an additional 561,453 common shares were released from escrow on each of July 1, 2008, January 12, 2009, July 13, 2009, January 11, 2010 and July 11, 2010. The balance of 561,453 common shares was released from escrow on January 11, 2011.

DIRECTORS AND OFFICERS
The following information sets out, for each director and executive officer of the Corporation, his name, province or state and country of residence, the positions and offices in the Corporation currently held by that individual, the period during which such individual has served as a director of the Corporation and that individual’s principal occupation during the past five years:

Name, province and		First year	Principal occupation
country of residence	Office	as director	within the five preceding years
Peter J. Cashin Ontario, Canada	President, Chief Executive Officer and Director	2007	President and Chief Executive Officer of the Corporation since April 24, 2008 Prior thereto, Manager of Investor and Corporate Affairs Alexis Minerals Corporation (mining exploration company)

Robert L. Leclerc Nevada, U.S.A.	Chairman of the Board of Directors	2010	Business Consultant

Ronald Kay(2) Québec, Canada	Director	2007	Business Executive Chief Financial Officer of the Corporation from June 6, 2007 to January 3, 2011 Vice-President(3) Freewest Resources Canada Inc. (mining exploration company)

Daniel B. Larkin(1)(2) Ontario, Canada	Director	2007	Prospector

John Panneton(1) Ontario, Canada	Director	2011	Retired Business Executive since December 2010

Prior thereto, Vice-Chairman Dundee Capital Markets
(full-service investment bank)

From 2008 to 2010, Executive Vice-President
Dundee Wealth
(wealth management firm)

Prior thereto, President
Goodman Private Wealth Management
			(investment counsel firm)

Michael Pesner, C.A.(1)(2) Québec, Canada	Director	2007	President Hermitage Canada Finance Inc. (financial advisory services company)

Neil Wiener Québec, Canada	Director	2007	Partner Heenan Blaikie LLP (law firm)

Name, province and		First year	Principal occupation
country of residence	Office	as director	within the five preceding years
Mark Schneiderman Québec, Canada	Chief Financial Officer	—	Chief Financial Officer of the Corporation since January 3, 2011

Treasurer of the Corporation from April 24, 2008 to January 3, 2011

Chief Financial Officer(4)
Freewest Resources Canada Inc.
(mining exploration company)

Reno Pressacco Ontario, Canada	Vice-President, Operations	—	Vice-President, Operations of the Corporation since December 6, 2010 Prior thereto:
From February 2010 to December 2010 Senior Consulting Geologist
Scott Wilson Roscoe Postle Associates
(consulting firm)

From June 2008 to January 2010 and from 2003 to January 2007
Senior Geologist
Micon International Limited
(consulting firm)

From November 2007 to May 2008 Independent Consultant

From February 2007 to October 2007
Vice-President, Exploration and Development
North American Palladium Ltd.
(precious metals company)

(1)	Member of the Audit Committee.

(2)	Member of the Compensation and Corporate Governance Committee.

(3)	Ronald Kay was a Vice-President of Freewest Resources Canada Inc. (“Freewest”) during the five preceding years. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.

(4)	Mark Schneiderman was appointed Chief Financial Officer of Freewest on April 26, 2007. Prior thereto, Mr. Schneiderman was Secretary-Treasurer of Freewest. Freewest was acquired by Cliffs Natural Resources Inc. on January 27, 2010.
Each director serves as a director until the next annual meeting of shareholders of the Corporation or until his successor is elected or appointed.
As at February 18, 2011, the directors and executive officers of the Corporation, as a group, beneficially owned or otherwise exercised control or direction over, directly or indirectly, an aggregate of 1,307,258 common shares of the Corporation, representing 2.24% of the then-issued and outstanding common shares of the Corporation.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
No director or executive officer is, as at the date of this annual information form, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company that
(a)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company, with the exception of Neil Wiener, who was a director of Telescene Film Group Inc., which was subject of cease trade orders between February 2001 and April 2002.
No director or executive officer of the Corporation or any shareholder holding a sufficient number of common shares of the Corporation to affect materially the control of the Corporation:
(a)	is, as at the date of this annual information form, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Neil Wiener, who was a director of Telescene Film Group Inc.;
(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
(c)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(d)	has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to reasonable investor in making an investment decision regarding the Corporation.
The foregoing information, not being within the knowledge of the Corporation, has been furnished by the respective directors and executive officers.
Conflicts of Interest
The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may enter into transactions with the Corporation or participate in ventures with the Corporation, the directors and officers of the Corporation may have conflicts of interest. In the event that such conflict of interest arises, a director who has such a conflict will abstain from voting with respect to any such transaction or venture at all meetings of the Corporation’s Board of Directors.
INFORMATION ON THE AUDIT COMMITTEE
1. Charter of the Audit Committee
The charter of the Audit Committee is annexed to this annual information form as Schedule A.
2. Composition of the Audit Committee
The Audit Committee is comprised of Michael Pesner, Daniel B. Larkin and John Panneton. Under National Instrument 52-110 Audit Committees (“NI 52-110”), a director of an audit committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member’s independent judgment. The Board of Directors has determined that Michael Pesner, Daniel B. Larkin and John Panneton are independent members of the Audit Committee.
The Board of Directors has determined that each of the three members of the Audit Committee is “financially literate” within the meaning of section 1.6 of NI 52-110, that is, each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
3. Education and Relevant Experience
The education and related experience of each of the members of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee is set out below.
Michael Pesner, C.A. has been President of Hermitage Canada Finance Inc. since 2002, a firm specializing in financial advisory services. He was previously a partner in financial advisory services at KPMG LLP, Chartered Accountants, in Montreal, specializing in corporate finance, mergers and acquisitions, divestitures, restructuring and corporate recovery in Canada. Mr. Pesner holds a Bachelor of Commerce degree in Finance and Administration from McGill University as well as a Bachelor of Arts degree from Sir George Williams University. Mr. Pesner is also a Chartered Accountant, a licensed Trustee in Bankruptcy and a Certified Insolvency and Restructuring Professional. Mr. Pesner is a director of Richmont Mines Inc., a company listed on the NYSE Amex and Toronto Stock Exchange, Prestige Telecom Inc. and Mint Technology Corp., both of which are companies listed on the TSXV, Bitumen Capital Inc., a capital pool company, which is listed on the NEX trading board of the TSXV, and Sand Technology Inc., a company which trades on the OTC Bulletin Board.
Daniel Larkin, P. Geo holds a B.Sc. degree in geology from the University of Ottawa and an MBA degree from the Schulich School of Business of York University, Toronto. From 1970 to 1992, Mr. Larkin worked for Imperial Oil Ltd. in mineral exploration, and as a manager, oil sands economist and researcher, government affairs manager, and a senior executive in minerals. In 1993, Mr. Larkin joined the National Research Council of Canada, where until 2002 he identified technologies ready for commercialization in the resources industries, and assisted in their spin-out. He is the founder and a director of PharmaGap Inc., a biotech company listed on the TSXV which is developing new cancer compounds.
Mr. Larkin is a past president of the Geological Society of the Canadian Institute of Mining, and of the Calgary Mineral Exploration Group. He is a member of numerous geological and mining organizations, a “qualified person” as defined by NI 43-101, and a Certified Professional Geologist of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Mr. Larkin has participated in creating several capital pool companies listed on the TSXV, including two as President.
John Panneton had a 30-year career with CIBC Wood Gundy, including serving as its Executive Vice-President. He later became Chief Executive Officer of CIBC Investment Management Corporation and between 1990 and 1995 was Chairman of CIBC (Suisse) S.A. In 1998, Mr. Panneton joined Dundee Bancorp and was appointed President of Dundee Securities Corporation. In 2003, Mr. Panneton was seconded to Goodman Private Wealth Management as President. In 2008, Mr. Panneton was appointed Executive Vice-President of Dundee Wealth and oversaw its independent and corporate sales force. In 2010, he was appointed Vice-Chairman of Dundee Capital Markets. Over Mr. Panneton’s distinguished career, he has served on several public and philanthropic boards, and has extensive knowledge of the Canadian capital markets.
4. Pre-approval Policies and Procedures for Audit Services
The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.
5. External Auditor Fees
(a) Audit Fees
“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, assistance with interim financial statements, and related matters. Bratt Fremeth Star G.P., Chartered Accountants, the Corporation’s former external auditors, billed the Corporation $5,000 in audit fees during the fiscal year ended October 31, 2010 and billed the Corporation $17,000 in audit fees during the fiscal year ended October 31, 2009.
(b) Audit-Related Fees
“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above. Bratt Fremeth Star G.P., Chartered Accountants, the Corporation’s former external auditors, did not bill the Corporation for audit-related fees during the fiscal year ended October 31, 2010 and billed the Corporation $1,000 in audit-related fees during the fiscal year ended October 31, 2009.
(c) Tax Fees
“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s former external auditors, did not bill the Corporation for tax fees during the fiscal year ended October 31, 2010 and billed the Corporation $2,000 in tax fees during the fiscal year ended October 31, 2009.
(d) All Other Fees
Bratt Fremeth Star G.P, Chartered Accountants, the Corporation’s former external auditors, billed the Corporation $11,670 for other services during the fiscal year ended October 31, 2010 and did not bill the Corporation for other services during the fiscal year ended October 31, 2009.
6. Reliance on Exemption
Notwithstanding that the Corporation is providing this information on the Audit Committee in this annual information form, the Corporation is relying on the exemption set out in section 6.1 of NI 52-110 with respect certain reporting obligations.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Management is not aware of any material litigation outstanding, threatened or pending as of the date hereof by or against the Corporation other than in the normal course of business.
During the fiscal year ended October 31, 2010, the Corporation was not subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority;
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or
(c)	any settlement agreements entered into before a court relating to securities legislation or with a securities regulatory authority.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Corporation believes that, other than as may be set out in this annual information form, no director or executive officer of the Corporation or any person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Corporation’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above, has any material interest, direct or indirect, in any transaction which materially affected the Corporation or would materially affect the Corporation since the Date of the Corporation’s incorporation.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the common shares of the Corporation is Computershare Investor Services Inc. at its principal offices in Montreal and Toronto.
MATERIAL CONTRACTS
During the fiscal year ended October 31, 2010, the Corporation did not enter into any material contracts, other than contracts entered into in the ordinary course of business, with the exception of the following:
Agency Agreement
On October 7, 2010, the Corporation entered into an Agency Agreement (the “Agency Agreement”) with Dundee Securities Corporation, CIBC World Markets Inc. and Stonecap Securities Inc. (collectively, the “Agents”) pursuant to which the Agents agreed to distribute, on a best-efforts agency basis, subject to issuance by the Corporation, in accordance with the terms and conditions of the Agency Agreement, 8,235,300 units and 2,300,000 “flow-through” common chares at a price of $4.25 per unit and $5.00 per “flow-through” common share, for aggregate gross proceeds to the Corporation of approximately $46.5 million. See “General Development of the Business”. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional common share of the Corporation at a price of $5.00 until April 21, 2012, 18 months from the closing date of the offering. Pursuant to the Agency Agreement, the Corporation granted an over-allotment option to the Agents, giving the Agents the right to purchase, for a period of 30 days following the final closing of the public offering, additional units in a maximum number equal to 15% of the number of units sold pursuant to the offering, solely to cover the Agents’ over-allocation position, if any.
The Agency Agreement contained customary provisions including, among others, for: (i) the payment by the Corporation of an aggregate cash commission to the Agents in an amount equal to 6% of the gross proceeds of the public offering; (ii) the issuance by the Corporation of compensation options to the Agents, entitling the Agents to acquire additional common shares of the Corporation in a number equal to 5% of the total number of units and “flow-through” common shares issued and sold pursuant to the public offering; and (iii) the indemnification of the Agents upon the occurrence of certain events. The public offering was completed on October 29, 2010 with the issuance and sale by the Corporation of 9,470,300 units at a price of $4.25 per unit, for gross proceeds to the Corporation of approximately $40.25 million, and 2,300,000 “flow-through” common shares at a price of $5.00 per share, for gross proceeds to the Corporation of $11.5 million, representing aggregate gross proceeds to the Corporation of approximately $51.75 million. The 9,470,300 units included 1,235,000 units issued upon the exercise by the Agents of the over-allotment option referred to above. A copy of the Agency Agreement may be found under the Corporation’s profile on SEDAR at www.sedar.com.
Loan Agreement
The Corporation entered into a loan agreement dated September 3, 2010 with SIDEX pursuant to which the Corporation received a loan from SIDEX in an amount of $1.5 million. See “General Development of the Business”. The loan was for a term of 18 months and repayable by the Corporation at any time upon 30 days’ notice. SIDEX had the option to convert the loan into common shares of the Corporation at any time at a price of $3.00 per share, representing a total of 500,000 common shares. The loan bore interest at an annual rate of 9%, payable semi-annually, at the Corporation’s option, in cash or common shares of the Corporation. In connection with the loan, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of the Corporation at a price of $3.25 until February 3, 2012. As security for repayment of the loan, the Corporation granted a hypothec in an amount of $1.5 million in favour of SIDEX over the Corporation’s present and future tax credits or other amounts to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of the Corporation’s mining exploration costs. On October 21, 2010, SIDEX exercised its option to convert the loan into 500,000 common shares of the Corporation, at a price of $3.00 per share, at which time the Corporation paid accrued interest on the loan in cash. In connection with the conversion of the loan into shares, SIDEX discharged the hypothec referred to above. A copy of the loan agreement may be found under the Corporation’s profile on SEDAR at www.sedar.com.
INTERESTS OF EXPERTS
Ernst & Young LLP, Chartered Accountants, are the external auditors who prepared the auditors’ report to the Corporation’s shareholders on the financial statements for the fiscal year ended October 31, 2010. Ernst & Young LLP, Chartered Accountants, have advised the Corporation that they are independent in accordance with the Code of Ethics of the Ordre des comptables agréés du Québec.
ADDITIONAL INFORMATION
Additional information relating to the Corporation may be found under the Corporation’s profile on SEDAR at www.sedar.com.
Additional information, including directors’ and officers’ remuneration and indebtedness, if any, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s management proxy circular dated March 16, 2010, prepared in connection with the Corporation’s annual and special meeting of shareholders held on April 20, 2010.
Additional information is provided in the Corporation’s audited financial statements and management’s discussion and analysis for the Corporation’s most recently-completed fiscal year, ended October 31, 2010.

SCHEDULE A
CHARTER OF THE AUDIT COMMITTEE
1. General
The Board of Directors of Quest Rare Minerals Ltd. (the “Corporation”) has delegated the responsibilities, authorities and duties described below to the Audit Committee of the Board of Directors (the “Audit Committee”).
The Audit Committee will provide independent review and oversight of the Corporation’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the oversight of the Corporation’s external auditors. In so doing, the Audit Committee will comply with all applicable Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.
2. Members
The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board of Directors. In this regard, the Board of Directors, at its first meeting held after an annual meeting of shareholders, shall appoint the members of the Audit Committee to hold office until the next annual meeting of shareholders. The Board of Directors may at any time appoint additional members of the Audit Committee, remove or replace any member of the Audit Committee, or fill any vacancy on the Audit Committee. Any member of the Audit Committee ceasing to be a director shall cease to be a member of the Audit Committee. The Board of Directors shall fill a vacancy if the membership of the Audit Committee is less than three directors as a result of such vacancy. The Chair of the Audit Committee may be designated by the Board of Directors or, if it does not do so, the members of the Audit Committee may elect a Chair by vote of a majority of the full Audit Committee membership.
A majority of the members of the Audit Committee shall be “independent” within the meaning of Multilateral Instrument 52-110 Audit Committees.
3. Meetings
The Audit Committee shall meet at least quarterly at such times and locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Corporation’s quarterly and annual financial statements and the related management’s discussion and analysis and earnings press releases. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee. The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting. The Audit Committee may invite such other persons to its meetings as it deems appropriate in order to carry out its duties.
The Audit Committee shall submit the minutes of all meetings to the Board of Directors, and when so requested, shall review the matters discussed at an Audit Committee meeting with the Board of Directors.
A quorum for any meeting shall be two members of the Audit Committee.
The Audit Committee shall have the authority to require the attendance of the Corporation’s officers at meetings of the Audit Committee, as it deems appropriate or necessary.
4. Committee Charter
The Audit Committee shall review and reassess the adequacy of this charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, if necessary.
5. Duties of the Audit Committee
The Audit Committee shall have the following duties:

(a) Oversight of Financial Information and Reporting
(i)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, the annual financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(ii)	The Audit Committee shall review, with management and the external auditor, if deemed necessary, and recommend to the Board of Directors for approval, the interim financial statements of the Corporation and related financial reporting, including management’s discussion and analysis and earnings press releases.

(iii)	The Audit Committee shall review, with management and the external auditor, and recommend to the Board of Directors for approval, any financial statements of the Corporation which have not previously been approved by the Board of Directors and which are to be included in a prospectus or other public disclosure document of the Corporation.

(iv)	The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to above), and periodically assess the adequacy of such procedures.
(b) Relationship with External Auditors
The Audit Committee shall recommend to the Board of Directors the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or test services for the Corporation and shall recommend to the Board of Directors the compensation of the external auditor. The external auditor is required to be an auditor registered with the Canadian Public Accountability Board (“CPAB”) that is in compliance with any restrictions or sanctions imposed by the CPAB.
The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.
(c) Pre-Approval of Non-Audit Services
The Audit Committee shall pre-approve all non-audit services to be provided to the Corporation (or any subsidiary entities) by the Corporation’s external auditor.
(d) Complaints Procedure
The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.
(e) Hiring Policies
The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.
(f) Reporting
The Audit Committee shall report regularly to the Board of Directors regarding any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.
6. Authority to Engage Independent Counsel and Advisors
The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee, and to communicate directly with the internal and external auditors.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the Board of Directors, for: (a) payment of compensation to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report; (b) payment of compensation to any advisors employed by the Audit Committee; and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.
The Audit Committee shall have the authority, within the scope of its responsibilities, to seek any information it requires from any employee of the Corporation and from external parties.